

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 12, 2017

Maritza Arizmendi
Executive Vice President and Chief Financial Officer
OFG Bancorp
254 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

>   **Re: OFG Bancorp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed March 10, 2017**
>   **File No. 001-12647**

Dear Ms. Arizmendi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Dave Irving

Dave Irving
Review Accountant
Office of Financial Services